Exhibit (a)(1)(x)

Contact:	Stephen C. Vaughan
Vice President and
Chief Financial Officer
(405) 225-4800

SONIC ANNOUNCES TWENTIETH CONSECUTIVE YEAR OF POSITIVE SAME-STORE SALES PERFORMANCE

Sales Momentum and Development Trends Expected to Continue into Fiscal 2007

OKLAHOMA CITY (September 6, 2006) – Sonic Corp. (NASDAQ: SONC), the nation’s largest chain of drive-in restaurants, today announced that, with the conclusion of its fiscal year ended August 31, 2006, the company has posted twenty consecutive years of positive same store sales. In addition, Sonic noted that its estimated system-wide same-store sales increase for the fourth fiscal quarter ended August 31, 2006 remained within the company’s near-term target range of 3% to 5%. The company also reported that it opened a total of 173 new drive-ins during fiscal 2006, in line with its guidance for the year. Because of the continued strength of Sonic’s sales and development program, management remains comfortable with earnings expectations of $0.87 to $0.88 per diluted share for the full fiscal year. Sonic plans to report full results for fiscal 2006 in mid-October.

Commenting on the announcement, Cliff Hudson, Chairman and Chief Executive Officer, said, “We are pleased with the early indications that fourth quarter results showed continued strong momentum in our business. Sonic’s top-line growth during the past year reflected our twentieth consecutive year of higher same-store sales and continued expansion of our chain, including four new states. This progress also reflected the ongoing effectiveness of other strategies, including a 16% increase in marketing expenditures to approximately $145 million during the year and a steady stream of new product news to keep Sonic relevant and compelling to consumers, which, in turn, translated into higher average unit volumes and drive-in level profits for our franchisees and partners. With these proven multi-layered strategies in place, and with the exciting prospects of our retrofit program, now underway at our partner drive-ins and scheduled for roll-out to our franchised drive-ins in January 2007, we believe Sonic is well-positioned to carry our fiscal 2006 momentum into the coming year.”

In looking ahead to fiscal 2007, Hudson addressed many of Sonic’s expectations for fiscal 2007. However, pending the completion of the company’s recently announced tender offer, which is scheduled to expire on September 22, Sonic is not providing an earnings outlook for fiscal 2007 until a determination is made of the number of shares tendered and financing terms are set. Sonic will announce its outlook for interest expense and earnings per share growth once the tender process is complete. Aside from those matters, he outlined Sonic’s views for fiscal 2007 as follows:

•	Total revenue growth of between 11% and 13% for the year. Factors expected to contribute to this revenue growth include:

•	Same-store sales growth in the range of 2% to 4%, consistent with the company’s previously stated long-term target, and driven by ongoing new product news, continued penetration of non-traditional

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SONC Anticipates Solid Fourth Quarter Same-Store Sales Performance

September 6, 2006

day parts, including the morning day part, and increased media expenditures. The company expects its total media expenditures to increase from approximately $145 million in fiscal 2006 to approximately $160 million in fiscal 2007. In addition, the company expects to benefit from the completion of the rollout of its “PAYS” program (credit card terminals at each drive-in stall), which is currently in approximately 77% of the chain, as well as the beginning of a multi-year retrofit campaign.

•	The opening of between 180 and 200 new drive-ins (including 150 to 160 franchise drive-ins), reflecting a system-wide expansion rate of approximately 6%.

•	Growth in the company’s franchising income of approximately $9 million to $10 million, which includes both franchise fees and franchise royalties and reflects the impact of additional drive-ins and higher volumes based on the company’s unique ascending royalty rate. Since this incremental income has relatively lower associated cost, it will once again be a major factor in driving the company’s earnings in fiscal 2007.

•	Slightly favorable restaurant-level margins. Food costs are expected to be flat to slightly positive over the course of the year. The leverage of higher volumes is expected to benefit labor costs, thus offsetting continued pressure on operating expenses that continue to be negatively affected by higher utility costs resulting from increased energy prices.

•	Leverage from the bottom part of the income statement, with corporate overhead expenses growing in the 10% to 12% range.

•	An increase in depreciation and amortization expense in the range of 8% to 10% over the prior year.

•	Capital expenditures of $75 million to $80 million, including the cost of partner drive-in development as well as higher expenditures for the retrofit of 150 partner drive-ins (at an average projected cost of $125,000 to $135,000 each).

•	A tax rate in the range of 37%, which will continue to vary from quarter to quarter.

Sonic, America’s Drive-In, originally started as a hamburger and root beer stand in 1953 in Shawnee, Okla., called Top Hat Drive-In, and then changed its name to Sonic in 1959. The first drive-in to adopt the Sonic name is still serving customers in Stillwater, Okla. Sonic has approximately 3,200 drive-ins coast to coast and in Mexico. More than a million customers eat at Sonic every day. For more information about Sonic Corp. and its subsidiaries, visit Sonic at www.sonicdrivein.com.

This press release contains forward-looking statements within the meaning of the federal securities laws. There are certain important factors that could cause actual results to differ materially from those anticipated by the statements made herein. Among the factors that could cause actual results to differ from predicted or expected results are: delays in opening new stores because of weather, strikes, local permitting or other reasons; increased competition; cost increases or shortages in raw food products; risks of and publicity surrounding foodborne illness; and the possibility of unforeseen events affecting the industry generally. The company undertakes no obligation to publicly release revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unforeseen events, except as required to be reported under the rules and regulations of the Securities and Exchange Commission.

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